UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Care.com, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

141633107

(CUSIP Number)

Tenzing global management llc

90 New Montgomery Street, Suite 650

San Francisco, CA 94105

(415) 645-2400

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 26, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 141633107

1	NAME OF REPORTING PERSON

Tenzing Global Investors Fund I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,757,790
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,757,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,757,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 141633107

1	NAME OF REPORTING PERSON

Tenzing Global Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,757,790
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,757,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,757,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 141633107

1	NAME OF REPORTING PERSON

Tenzing Global Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,450,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IA, OO

4

CUSIP NO. 141633107

1	NAME OF REPORTING PERSON

Chet Kapoor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,450,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 141633107

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Tenzing Global Investors Fund I LP, a Delaware limited partnership (“Fund I”), with respect to the Shares directly and beneficially owned by it;
(ii)	Tenzing Global Investors LLC, a Delaware limited liability company (“Tenzing Global Investors”), as the general partner of Fund I;
(iii)	Tenzing Global Management LLC, a Delaware limited liability company (“Tenzing Global Management”), as the investment advisor of Fund I and the investment manager of the Parallel Account (as defined below); and
(iv)	Chet Kapoor, as managing partner of each of Tenzing Global Investors and Tenzing Global Management, and the portfolio manager of each of Fund I and the Parallel Account.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)                The address of the principal office of each of Fund I, Tenzing Global Investors, Tenzing Global Management and Mr. Kapoor is 90 New Montgomery Street, Suite 650, San Francisco, CA 94105.

(c)               The principal business of Fund I is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of Tenzing Global Investors is serving as the general partner of Fund I. The principal business of Tenzing Global Management is providing investment management services. Tenzing Global Management also manages other accounts on a discretionary basis (the “Parallel Account”). Mr. Kapoor is the managing partner of Tenzing Global Investors and Tenzing Global Management, and the portfolio manager of Fund I and the Parallel Account.

(d)                No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)               No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6

CUSIP NO. 141633107

(f)                Mr. Kapoor is a citizen of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 26, 2019, the Reporting Persons and the Issuer reached an understanding in connection with the decision by the Issuer’s Board of Directors (the “Board”) to nominate Chet Kapoor for re-election to the Board at the Issuer’s 2019 Annual Meeting. For the period commencing on February 26, 2019 and continuing until the earlier to occur of (i) February 26, 2020 and (ii) the date that is 10 days prior to the deadline for stockholders to nominate directors for election at the Issuer’s 2020 Annual Meeting, the Reporting Persons have agreed to comply with the voting obligations and standstill obligations found in the Agreement entered into on March 11, 2016 between the Reporting Persons and the Issuer in connection with Mr. Kapoor’s initial appointment to the Board (the “Original Agreement”).  Additionally, the Reporting Persons agreed that if at any time after such period the Reporting Persons no longer intend to comply with the voting or standstill obligations under the Original Agreement, Mr. Kapoor will promptly offer to resign from the Board.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

On February 26, 2019, the Reporting Persons reached an understanding in connection with the decision by the Issuer’s Board to nominate Chet Kapoor for re-election to the Board at the Issuer’s 2019 Annual Meeting as described in Item 4 above.

7

CUSIP NO. 141633107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2019

Tenzing Global Management LLC

By:	/s/ Chet Kapoor
	Name:	Chet Kapoor
	Title:	Managing Partner of Tenzing Global Management LLC

Tenzing Global Investors LLC

By:	/s/ Chet Kapoor
	Name:	Chet Kapoor
	Title:	Managing Partner of Tenzing Global Investors LLC

Tenzing Global Investors Fund I LP

By:	/s/ Chet Kapoor
	Name:	Chet Kapoor
	Title:	Portfolio Manager of Tenzing Global Investors Fund I LP

/s/ Chet Kapoor
Chet Kapoor

8